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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-25732

                           NOTIFICATION OF LATE FILING

         (CHECK ONE): [ ] FORM 10-K [ ] FORM 11-K [ ] FORM 20-F [X] FORM 10-Q
                                    [ ] FORM N-SAR

                      FOR PERIOD ENDED: SEPTEMBER 30, 2002

      [ ] TRANSITION REPORT ON FORM 10-K [ ] TRANSITION REPORT ON FORM 10-Q
      [ ] TRANSITION REPORT ON FORM 20-F [ ] TRANSITION REPORT ON FORM N-SAR
                       [ ] TRANSITION REPORT ON FORM 11-K

               FOR THE TRANSITION PERIOD ENDED: __________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


 IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
                 THE ITEM(s) TO WHICH THE NOTIFICATION RELATES:

                                     PART I
                             REGISTRANT INFORMATION

                    Full name of registrant: ATLAS AIR, INC.
                         Former name if applicable: N/A
Address of principal executive office (Street and number): 2000 Westchester Ave.
                  City, state and zip code: Purchase, NY 10577

                                     PART II
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
                      Rule 12b-25(b), the following should
                    be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on April 25, 2002, Atlas Air, Inc. (the "Registrant") dismissed its independent public accounting firm, Arthur Andersen LLP ("Andersen"), replacing that firm with Ernst & Young LLP ("E&Y") effective April 25, 2002. As a result of this change, the Registrant has participated with E&Y to transition financial statement review for reporting periods beginning January 1, 2002 and thereafter.

In addition, as previously reported in the Registrant's Current Report on Form 8-K filed with the Commission on October 16, 2002, the Registrant announced that it will initiate a re-audit of its financial results for fiscal years 2000 and 2001. This decision is based on a determination by the Registrant that adjustments must be made in certain areas, which will require a restatement of certain prior financial reports.

The transition from Andersen to E&Y and the re-audit of 2000 and 2001 financial results currently being conducted by E&Y have delayed the completion of the Registrant's interim financial statements for the third quarter 2002. This has resulted in a delay in preparing the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Accordingly, the Registrant is filing this Form 12b-25 to notify the Commission that it intends to file its Quarterly Report in early 2003.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Douglas A. Carty, Sr. Vice President and Chief Financial Officer 914-701-8000

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes      [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes      [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Registrant is currently undergoing a re-audit of its financial results for fiscal 2000 and 2001. Accordingly, no comparison can be made between the Registrant's operating results for the third quarter of 2002 and those for the corresponding period of 2001 until the re-audit of such financial information has been completed.



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                                 ATLAS AIR, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 ATLAS AIR, INC.
                                  (Registrant)

Dated:  November 14, 2002         By: /s/ Douglas A. Carty
                                     --------------------------------
                                     Name:   Douglas A. Carty
                                     Title:  Senior Vice President and
                                             Chief Financial Officer